SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

(AMENDMENT NO. 1)

IBASIS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

450732102
(CUSIP Number)

Michel Moekstra Koninklijke KPN N.V. Maanplein 55 2516 CK, The Hague, The Netherlands +31 70 446 2093

Copy to: Philip J. Boeckman, Esq. Cravath, Swaine & Moore LLP City Point, One Ropemaker Street London EC2Y 9HR, United Kingdom +44 20 7453 1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box. □

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d−7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

1			NAMES OF REPORTING PERSONS Koninklijke KPN N.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (See Instructions) (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (See Instructions) WC, OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)or 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	40,121,074
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	40,121,074
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	40,121,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Instructions)	53.8%
14	TYPE OF REPORTING PERSON	CO

1			NAMES OF REPORTING PERSONS KPN B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (See Instructions) (b) ☒
3			SEC USE ONLY
4			SOURCE OF FUNDS (See Instructions) WC, OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)or 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	40,121,074
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	40,121,074
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	40,121,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Instructions)	53.8%
14	TYPE OF REPORTING PERSON	CO

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D amends and restates the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Koninklijke KPN N.V. (“KPN”) and KPN B.V. (formerly KPN Telecom B.V.) (“KPN B.V.”) with the Securities and Exchange Commission on June 29, 2006 (the “Initial Schedule 13D”).  Capitalized terms used in this Schedule 13D but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of KPN, a company incorporated under the laws of the Netherlands, and KPN B.V., a Dutch limited liability company incorporated in the Netherlands.  The registered offices of both KPN and KPN B.V. are located at Maanplein 55, 2516 CK, The Hague, The Netherlands. KPN B.V. is a wholly-owned subsidiary of KPN.

KPN and KPN B.V. are telecommunications companies with business network services and data transport throughout Western Europe.

During the last five years, neither KPN, nor KPN B.V., nor, to their knowledge, any of their executive officers or directors (as set forth in Schedule A), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

KPN B.V acquired 40,121,074 shares of common stock (the “Shares”), par value $0.001 per share (“Common Stock”), of the Issuer pursuant to the Share Purchase Agreement, as defined below under Item 4, for the aggregate consideration consisting of: (i) a payment of $55,000,000 in cash (subject to post-closing adjustments), (ii) all of the issued and outstanding shares of KPN Global Carrier Services B.V., a private limited liability company organized under the laws of The Netherlands and a wholly-owned subsidiary of KPN B.V., and all of the issued and outstanding shares of KPN International Network Services, Inc., a U.S. subsidiary of an affiliate of KPN Global Carrier Services B.V., which subsidiaries, together, encompass KPN’s international wholesale voice business, (iii) a framework services agreement with KPN Global Carrier Services B.V., (iv) an irrevocable, royalty-free, worldwide, non-transferable and non-exclusive license to use KPN’s portfolio of patents related to its international wholesale voice business, and (v) a worldwide, non-transferable and non-exclusive license to use other KPN patents.  The source of the cash portion of the aggregate consideration for the Shares was derived from the working capital of KPN B.V.

ITEM 4. PURPOSE OF TRANSACTION

As previously reported in the Initial Schedule 13D, each of Ofer Gneezy and Gordon VanderBrug and collectively LC Capital Master Fund, Ltd., Loeb Partners Corporation and Singer Children’s Management Trust (together, the “Stockholders”), on the one hand and solely in their capacity as a stockholder of the Issuer, and KPN B.V., on the other hand, entered into a Shareholder Voting Agreement (collectively, the “Voting Agreements”) with respect to certain shares of Common Stock beneficially owned by the Stockholders. No shares of the Common Stock were purchased by KPN B.V. pursuant to the Voting Agreements.  The purpose of the Voting Agreements was to facilitate the transactions contemplated by the Share Purchase Agreement.  Each of Mr. Gneezy and Mr. VanderBrug also granted KPN B.V. an irrevocable proxy to vote their shares of Common Stock as provided for in the applicable Voting Agreement. Each proxy automatically expired upon the termination of each Voting Agreement and each Voting Agreement terminated upon the closing of the transactions contemplated by the Share Purchase Agreement.

As a result of  the consummation of the transactions contemplated by the Share Purchase and Sale Agreement dated as of June 21, 2006, between the Issuer and KPN B.V., as amended on December 18, 2006, April 26, 2007 and August 1, 2007 (the “Share Purchase Agreement”), KPN B.V. acquired the Shares from the Issuer, which represent 53.8% of the issued and outstanding Common Stock of the Issuer on October 1, 2007 (or 51% of the issued and outstanding shares of the Common Stock on a fully-diluted basis, which includes all of the issued and outstanding Common Stock and the Common Stock underlying outstanding “in-the-money” options, as adjusted, and warrants) for the consideration described above under Item 3.

The foregoing description of the transaction contemplated by the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement.

Except as set forth in this Schedule 13D and the Share Purchase Agreement, neither KPN, nor KPN B.V., nor, to the knowledge of KPN and KPN B.V., any of the executive officers and directors named on Schedule A attached hereto, has any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

(a) The Issuer has informed KPN and KPN B.V. that post-closing there were 74,572,534 shares of Common Stock outstanding as of October 1, 2007.  As a result of the consummation of the transactions contemplated by the Share Purchase Agreement on October 1, 2007, KPN B.V. acquired ownership of the Shares, or 53.8%, of the outstanding Common Stock.  KPN, as the owner of 100% of the capital stock of KPN B.V., may be deemed to be the beneficial owner of the Shares, or 53.8%, of the outstanding Common Stock owned by KPN B.V.

    To the knowledge of KPN and KPN B.V., no executive officer or director named on Schedule A attached hereto beneficially owns any shares of Common Stock.

(b) KPN B.V. and KPN have the shared power to vote or direct the vote of the Shares and the shared power to dispose or to direct the disposition of the Shares.

(c) Other than as disclosed in this Schedule 13D, neither KPN, nor KPN B.V., nor any executive officer or director named on Schedule A attached hereto, has effected any transaction in the Common Stock during the past 60 days.  The descriptions of the transactions contemplated by Share Purchase Agreement are qualified in their entirety by reference to the Share Purchase Agreement.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See “Item 4. Purpose of Transaction” for a description of the Share Purchase Agreement, which is qualified in its entirety by reference to the Share Purchase Agreement.  A copy of the Share Purchase Agreement and the amendments thereto are filed as Exhibits 2, 3, 4 and 5.  Exhibits 2, 3, 4 and 5 are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. The following are attached as exhibits:

Exhibit 1	Joint Filing Agreement as required by Rule 13d−1 under the Securities Exchange Act of 1934.
Exhibit 2	Share Purchase and Sale Agreement dated as of June 21, 2006, between KPN B.V. and iBasis, Inc.
Exhibit 3	Amendment No. 1 to Share Purchase and Sale Agreement dated as of December 18, 2006, between KPN B.V. and iBasis, Inc.
Exhibit 4	Amendment No. 2 to Share Purchase and Sale Agreement dated as of April 26, 2007, between KPN B.V. and iBasis, Inc.
Exhibit 5	Amendment No.3 to Share Purchase and Sale Agreement dated as of August 1, 2007, between KPN B.V. and iBasis, Inc.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify as of October [●], 2007, that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.,
by
/s/ A. J. Scheepbouwer
Name: A. J. Scheepbouwer
Title: Chairman of the Board

KPN B.V.,
by: KONINKLIJKE KPN N.V., its sole director
/s/ A. J. Scheepbouwer
Name: A. J. Scheepbouwer
Title: Chairman of the Board

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS

The name, position, principal business address and present principal occupation or employment of each of the directors and officers of Koninklijke KPN N.V. and KPN B.V. are set forth below.  Each person identified is a Dutch citizen, with the exception of Mr. Eustace, who is a citizen of both of the United Kingdom and Canada, Mr. Bischoff, who is a citizen of Germany, and Mr. Jager, who is both a Dutch and a U.S. citizen.

Koninklijke KPN N.V.

Name	Position	Present Principal Occupation	Principal Business Address
A.H.J. Risseeuw	Chairman of Supervisory Board	Retired from Getronics in May 1999	Dijsselhofplantsoen 10, 1077 BL Amsterdam The Netherlands
D.G. Eustace	Vice-Chairman of Supervisory Board	Chairman of the Board of Smith & Nephew Plc.	Smith & Nephew Plc. 15 Adam Street London WC2 N6LA United Kingdom
M. Bischoff	Member of Supervisory Board	Chairman of the Board of EADS N.V.	EADS N.V. D-81663 Munich Germany
V. Halberstadt	Member of Supervisory Board	Professor of Economics at University of Leiden	Maanplein 55 2516 CK, The Hague The Netherlands
D.I. Jager	Member of Supervisory Board	Retired from Procter & Gamble Company	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, Ohio 45202 USA
M.E. van Lier Lels	Member of Supervisory Board	Member of Supervisory Board (May 2001-present)	Maanplein 55 2516 CK, The Hague The Netherlands
J.B.M. Streppel	Member of Supervisory Board	Member of Executive Board and Chief Financial Officer of Aegon N.V.	Aegon N.V. P.O. Box 202 2501 CE The Hague The Netherlands

A.J. Scheepbouwer	Chief Executive Officer and Chairman of Management Board	Chairman of Management Board and Chief Executive Officer of KPN (November 2001-present)	Maanplein 55 2516 CK, The Hague the Netherlands
M.H.M. Smits	Chief Financial Officer and Member of Management Board	Chief Financial Officer of KPN (September 2004-present)	Maanplein 55 2516 CK, The Hague The Netherlands
E. Blok	Member of Management Board and Managing Director Business Market	June 2006-present	Maanplein 55 2516 CK, The Hague The Netherlands
S.P. Miller	Member of Management Board and Managing Director International Mobile	June 2006-present	Maanplein 55 2516 CK, The Hague The Netherlands
J.B.P. Coopmans	Member of Management Board and Managing Director Consumer Market	September 2006 - present	Maanplein 55 2516 CK, The Hague The Netherlands

KPN B.V.

Koninklijke KPN N.V.*	Director	N.A.	N.A.

*The sole director of KPN B.V. is Koninklijke KPN N.V. The directors of Koninklijke KPN N.V. are set forth above.